


02006464

BB 3/4

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECEIVED FEB 2 8 2002

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13923

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kinetics Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use PO Box No.)

1311 Mamaroneck Ave. Suite 130
(No. and Street)

White Plains	NY	10605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Schultheis 914-925-9505
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - of individual, state last, first, middle name)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 1 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Lee Schultheis, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Kinetics Funds Distributor, Inc. as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Jay Kessler
Qualified Albany County, NY
Reg No: 02KE6036817
Expires 3/14/04

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
- [ ] (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*


RECEIVED
FEB 2 8 2002
365
PROCESSING
WASH, D.C.
SECTION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Kinetics Funds Distributor, Inc.
SEC No. 13923

For the year ended December 31, 2001 and for the period from February 29, 2000 (commencement of operations) through December 31, 2000
with Report and Supplementary Report of Independent Auditors

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Kinetics Funds Distributor, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2001
and for the period from February 29, 2000 (commencement of operations)
through December 31, 2000

Contents



■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors of
Kinetics Funds Distributor, Inc.

We have audited the accompanying statements of financial condition of Kinetics Funds Distributor, Inc. (the "Company") as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's equity, and cash flows for the year ended December 31, 2001 and for the period from February 29, 2000 (commencement of operations) through December 31, 2000. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kinetics Funds Distributor, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and for the period from February 29, 2000 (commencement of operations) through December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 15, 2002

Kinetics Funds Distributor, Inc.

Statements of Financial Condition

	December 31	
	2001	**2000**
Assets		
Cash	**$ 77,793**	$ 47,300
Investment	**39,000**	39,000
Goodwill, net of amortization of $3,674 and $1,670	**36,401**	38,405
Other assets	**41,228**	26,840
Total assets	**$194,422**	$ 151,545
Liabilities and shareholder's equity		
Liabilities:		
Accrued expenses and other liabilities	**$ 31,963**	$ 15,425
Due to affiliate	**7,143**	–
Deferred revenue	–	10,000
Income taxes payable	**7,100**	6,500
Total liabilities	**46,206**	31,925
Shareholder's equity:		
Common Stock (7,500 shares authorized, 7,000 shares issued and outstanding, $1.00 par value)	**7,000**	7,000
Additional paid-in capital	**89,507**	89,507
Retained earnings	**51,709**	23,113
Total shareholder's equity	**148,216**	119,620
Total liabilities and shareholder's equity	**$194,422**	$ 151,545

See notes to financial statements.

Kinetics Funds Distributor, Inc.

Statements of Income

Year ended December 31, 2001
and for the period from February 29, 2000 (commencement of operations)
through December 31, 2000

	2001	2000
Revenues		
Service fees	**$ 190,665**	$ 68,998
Other	**198**	114
Total revenues	**190,863**	69,112
Expenses		
Printing and duplicating	**54,189**	–
Professional fees	**26,235**	25,518
Occupancy	**24,000**	6,000
Other	**19,894**	3,514
Regulatory fees	**15,605**	2,797
Amortization	**2,004**	1,670
Total expenses	**141,927**	39,499
Income before income taxes	**48,936**	29,613
Provision for income taxes	**20,340**	6,500
Net income	**$ 28,596**	$ 23,113

See notes to financial statements.

Kinetics Funds Distributor, Inc.

Statements of Changes in Shareholder's Equity

Year ended December 31, 2001
and for the period from February 29, 2000 (commencement of operations)
through December 31, 2000

	Common Stock	**Additional Paid-In Capital**	**Retained Earnings**	**Total Shareholder's Equity**
Beginning balance – February 29, 2000	$ –	$ –	$ –	$ –
Capital contribution from Parent	7,000	89,507	–	96,507
Net income	–	–	23,113	23,113
Shareholder's equity – December 31, 2000	**7,000**	**89,507**	**23,113**	**119,620**
Net income	–	–	28,596	28,596
Shareholder's equity – December 31, 2001	**$7,000**	**$89,507**	**$51,709**	**$148,216**

See notes to financial statements.

Kinetics Funds Distributor, Inc.

Statements of Cash Flows

Year ended December 31, 2001
and for the period from February 29, 2000 (commencement of operations)
through December 31, 2000

	2001	2000
Cash flows from operating activities		
Net income	**$ 28,596**	$ 23,113
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	**2,004**	1,670
Net increase in other assets	**(14,388)**	(26,840)
Net increase in accrued expenses and other liabilities	**16,538**	15,425
Net increase in due to affiliate	**7,143**	–
Net (decrease) increase in deferred revenue	**(10,000)**	10,000
Net increase in income taxes payable	**600**	6,500
Net cash provided by operating activities	**30,493**	29,868
Cash flows used in investing activities		
Purchase of investment	**–**	(39,000)
Cash flows from financing activities		
Capital contribution from parent	**–**	56,432
Net increase in cash	**30,493**	47,300
Cash, beginning of period	**47,300**	–
Cash, end of period	**$ 77,793**	$ 47,300
Supplemental disclosure of cash flow information		
Cash paid for:		
Income taxes	**$ 13,240**	$ –

See notes to financial statements.

Kinetics Funds Distributor, Inc.

Notes to Financial Statements

December 31, 2001

1. Organization

Kinetics Funds Distributor, Inc. (the "Company"), a wholly owned subsidiary of Kinetics Holding Corporation (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and began operations on February 29, 2000 (commencement of operations). The Company acts as a broker (agent) in the distribution of shares of the Kinetics Portfolio Trust series of funds and does not receive or hold funds of subscribers or securities of issuers.

The Company also acts as a private placement agent for the Kinetics Portfolio Trust and receives an annual fee for such services.

2. Significant Accounting Policies

Cash consists of deposit accounts with financial institutions.

Goodwill represents the excess purchase price and related costs over the value assigned to the net tangible assets of the business acquired. Goodwill is amortized on a straight-line basis over 20 years.

Investment consists of 3,000 shares of common stock of The Nasdaq Stock Market, Inc., which is recorded at cost at December 31, 2001, which approximates market value.

Service fees are recognized as earned.

The Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," are carried at fair value or contractual amounts approximating fair value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The provision for income taxes includes federal and state taxes currently payable. At December 31, 2001, there are no deferred taxes from temporary differences between the financial statement and tax basis of assets and liabilities. The components of income tax expense for the year ended December 31, 2001 and for the period from February 29, 2000 (commencement of operations) through December 31, 2000 are:

	2001	2000
Federal	**$10,640**	$ 3,900
State	**9,700**	2,600
	$20,340	$ 6,500

The provision for income taxes is less than that calculated by applying the statutory federal income tax rate of 35% principally due to the benefit of graduated tax rates.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital of approximately $31,587, which was $6,587 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 1.46 to 1 at December 31, 2001.

5. Related Party Transactions

During the period ended December 31, 2000, the Parent entered into a purchase agreement with Southwest Financial Planning Institute, Inc. ("Southwest") whereby the Parent agreed to purchase all of the outstanding common stock of Southwest for $40,200. This purchase transaction was pushed down by the Parent to the Company, and accordingly, $40,075 of goodwill and $40,200 of additional paid-in capital have been reflected in the accompanying financial statements.

5. Related Party Transactions (continued)

The Company's sole source of income is a monthly fee for acting as the broker (agent) in the distribution of shares of the Kinetics Portfolio Trust series of funds (the "distribution agent fees"), which is paid by Kinetics Asset Management, Inc. The monthly distribution agent fees consist of: (i) $1,000 per month ($12,000 per annum) per fund series, plus (ii) 0.01% of the average daily net assets of each fund series computed daily and paid monthly. For the year ended December 31, 2001, the distribution agent fees were $190,665.

During the period ended December 31, 2000, the Company entered into a two-year lease agreement with Kinetics Asset Management, Inc., an affiliated entity, whereby the Company subleases office space for $2,000 a month. The lease agreement expires on September 30, 2002.

Due to affiliate is a non-interest bearing account balance that is settled within a normal business cycle.

6. Subsequent Events

The Company adopted FASB Statement No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002, and is currently in the process of performing an impairment test on its goodwill balance and will make any necessary adjustments during 2002.

Supplemental Information

Kinetics Funds Distributor, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Computation of net capital	
Total shareholder's equity	$ 148,216
Deductions:	
Non-allowable assets:	
Private investment	39,000
Intangible assets (net of accumulated amortization)	36,401
Fees receivable	25,034
Prepaid expenses	16,194
Net capital	$ 31,587
Aggregate indebtedness	
Total liabilities	$ 46,206
Computation of basis net capital requirements	
Minimum net capital required (.067 of aggregate indebtedness)	$ 3,080
Minimum dollar net capital requirement	$ 25,000
Net capital requirement (greater of above amounts)	$ 25,000
Excess net capital	$ 6,587
Ratio of aggregate indebtedness to net capital	1.46 to 1
Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2001)	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 43,950
Audited adjustments to record accrued expenses and other liabilities	(12,363)
Net capital per above	$ 31,587

Kinetics Funds Distributor, Inc.

Statement Regarding Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission, under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

Ernst & Young

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors of
Kinetics Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental information of Kinetics Funds Distributor, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of the differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 15, 2002